Filed by Kythera Biopharmaceuticals, Inc.

Commission File No. 001-35663

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Kythera Biopharmaceuticals, Inc.

Commission File No. 001-35663

The following letter to customers of Kythera Biopharmaceuticals, Inc. was sent on June 17, 2015:

June 17,2015

Allergan and KYTHERA Combine to Enhance Facial Aesthetics Industry-Leading Portfolio

Dear Colleagues

I am excited to share with you that on June 17th, 2015, Allergan and KYTHERA Biopharmaceuticals reached a definitive agreement under which Allergan will acquire KYTHERA.

The acquisition of KYTHERA if approved, would immediately enhance the breadth and depth of resources available for the US launch of KYBELLA™ (deoxycholic acid) injection, the first and only FDA approved non-surgical treatment for moderate to severe submental fullness, commonly referred to as double chin.  KYBELLA™ was approved by the U.S. Food and Drug Administration (FDA) on April 29, 2015.

KYBELLA™ will join Allergan’s leading facial aesthetics portfolio which includes BOTOX®, JUVÉDERM®, VOLUMA, LATISSE® and SKINMEDICA providing you with a broader offering of products for your patients. In addition, KYBELLA is a pivotal entry point for expanding the use of facial aesthetic products in men.

We are committed to keeping you informed as the combination of Allergan and KYTHERA progresses and are committed to working with you to ensure a smooth transition. We would expect this acquisition to be completed by the end of the third quarter of 2015. In the meantime, we will continue to operate as two separate companies and as there are no changes in current practices. Any information you require regarding the KYBELLA™ product, please contact your local KYTHERA representative.  More information is available on our website, www.kythera.com

If you have any questions or concerns, please don’t hesitate to reach out to us.

Sincerely,

Keith Leonard,

President and CEO

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  In connection with the proposed acquisition by Allergan of KYTHERA, Allergan will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of KYTHERA that also constitutes a prospectus of Allergan.  The definitive proxy statement/prospectus will be delivered to stockholders of KYTHERA.  INVESTORS AND SECURITY HOLDERS OF KYTHERA ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Allergan and KYTHERA through the website maintained by the SEC at www.sec.gov.  Copies of the documents filed with the SEC by Allergan will be available free of charge on Allergan’s internet website at http://www.allergan.com or by contacting Allergan’s Investor Relations Department at (862) 261-7488.  Copies of the documents filed with the SEC by KYTHERA will be available free of charge on KYTHERA’s internet website at http://www.kythera.com or by contacting KYTHERA’s Investor Relations Department at (818) 587-4559.

Participants in the Merger Solicitation

Allergan, KYTHERA, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the KYTHERA stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC.  Information about the directors and executive officers of KYTHERA is set forth in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 23, 2015 and certain of its Current Reports on Form 8-K.  Information about the directors and executive officers of Allergan is set forth in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015 and certain of its Current Reports on Form 8-K (such proxy statement and periodic public filings having been filed under the “Actavis plc” name).  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

Allergan Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Allergan’s estimated or anticipated future results or other non-historical facts are “forward-looking statements” that reflect Allergan’s current perspective of existing trends and information as of the date of this communication.  Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions.  Such forward-looking statements include, but are not limited to, statements about the benefits of the KYTHERA acquisition, including future financial and operating results, Allergan’s or KYTHERA’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction.  It is important to note that Allergan’s goals and expectations are not predictions of actual performance.  Actual results may differ materially from Allergan’s current expectations depending upon a number of factors affecting Allergan’s business, KYTHERA’s business and risks associated with acquisition transactions.  These factors include, among others, the inherent uncertainty associated with financial projections; successful closing of the KYTHERA acquisition; subsequent integration of the KYTHERA acquisition and the market potential of KYBELLA™; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite KYTHERA stockholder approval; the risk that a condition to closing of the KYTHERA acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the potential dilutive effect of the Allergan shares to be issued in the transaction; the anticipated size of the markets and continued demand for Allergan’s and KYTHERA’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Allergan’s and KYTHERA’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Allergan’s and KYTHERA’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Allergan’s consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Allergan’s periodic public filings with the SEC, including but not limited to Allergan’s Annual Report on Form 10-K for the year ended December 31, 2014, Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 (such periodic public filings having been filed under the “Actavis plc” name), and from time to time in Allergan’s other investor communications. Except as expressly required by law, Allergan disclaims any intent or obligation to update or revise these forward-looking statements.

KYTHERA Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” relating to the acquisition of KYTHERA by Allergan. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the transaction will be completed, or if it is completed, that it will close within the anticipated time period. Forward-looking statements in the press release should be evaluated together with the many uncertainties that affect Allergan’s business, particularly those identified in the cautionary factors discussion in Allergan’s periodic public filings with the SEC, including but not limited to its Annual Report on Form 10-K for the year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015.

Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by, or that include the words “future”; “anticipate”; “potential”; “believe”; or similar statements are forward-looking statements. Risks and uncertainties include uncertainties as to the timing of the Merger; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; the ability of KYBELLA™ to be a first-in-class submental contouring injectable drug; anticipated commercial availability of KYBELLA™ in June 2015; the ability of KYBELLA™ to be a less-invasive, non-surgical option for the treatment of submental fullness; expectations regarding KYTHERA’s longer-term strategy; as well as risks detailed from time to time in KYTHERA’s periodic public filings with the SEC, including but not limited to its Annual Report on Form 10-K for the year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015. Such forward-looking statements involve substantial risks and uncertainties that could cause KYTHERA’s clinical development programs, future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the uncertainties inherent in the clinical drug development process, including the regulatory approval process, KYTHERA’s substantial dependence on KYBELLA™, and other matters that could affect the availability or commercial potential of KYTHERA’s drug candidate. The forward-looking statements made herein speak only as of the date hereof. KYTHERA undertakes no obligation to update or revise any forward-looking statements.